AMARC RESOURCES LTD.
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H8
Telephone No.: (604) 684-6365 Fax No.: (604) 681-2741

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General and Special Meeting (the "Meeting") of Shareholders of Amarc Resources Ltd. (the "Company") will be held at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, on September 19, 2013, at 11:00 a.m., local time, for the following purposes:

1.	To receive and consider the financial statements of the Company for its fiscal year ended March 31, 2013, together with the auditor's report thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint an auditor of the Company for the ensuing year;

4.	To ratify and approve the continuation of the Company's 10% rolling share option plan, as described in the Information Circular prepared for the Meeting; and

5.

To consider, and if thought advisable, to approve an ordinary resolution authorizing an alteration of the Company's Articles to include advance notice provisions, as described in the Information Circular prepared for the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or complete another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the information circular to ensure their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, August 21, 2013.

BY ORDER OF THE BOARD

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer